Form 40-F
period 2025-12-31
Kolibri Global Energy Inc.
filed 2026-03-19
CIK 1477081

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

 OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 35,471,833

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

This forward-looking information is based on a number of assumptions, including but not limited to: assumptions set out herein, assumptions described in the Company’s NI 51-101 Report, which is incorporated by reference into the Company’s Annual Information Form for the year ended December 31, 2025 (the “AIF”), filed as Exhibit 99.1 to this Annual Report, that the Company’s geologic models will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with managements’ expectations, that the Company will be able to enter into, renew and/or extend leases and/or concessions in the manner and on the terms expected, that all required licenses, permits and approvals and the necessary labour and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, stability in the credit markets and continued willingness of lenders to lend capital to issuers such as the Company, continuing availability of funds for capital expenditures through internally generated cash, equity raises and/or farm-out arrangements, stability of the political and fiscal regimes in the countries in which the Company has operations, ability of the Company to hold the leases, concessions and projects in which it has interests and to find suitable industry partners and properties to acquire, stable future costs, availability of equipment and personnel when required for operations, continuing strong demand for oil and natural gas, that the Company will not experience unforeseen delays, unexpected geologic or other effects, equipment failures, permitting delays, delays in procurement of required equipment or personnel, labour or contract disputes, that royalty payments will be calculated and payable in the manner expected by the Company, that the Company’s financial condition and development plans and those of its co-venturers will not change, that the Company’s products can be sold in the manner and for the price expected, that the Company will continue to be able to access sufficient capital through financings, credit facilities farm-ins or other participation arrangements to maintain its projects, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates or be otherwise adversely affected by risks associated with foreign operations, that storage and transportation facilities for Company’s products will be available, that global economic conditions – and in particular economic conditions in Canada and the United States – will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy, the assumptions underlying estimates of reserves, assumptions regarding future growth, results of operation, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), plans for and results of drilling activity, environmental matters, that management will be able to execute its business plan, and assumptions regarding business prospects and opportunities. The reserves estimates included in the NI 51-101 Report is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund the wells and required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties set forth below and elsewhere in this Annual Report and the exhibits attached hereto: the risk that anticipated results and estimated costs of exploration and development activities will not be consistent with managements’ expectations; that unexpected geological results are encountered and other risks and uncertainties involving geology of oil and gas deposits; that completion techniques require further optimization; that production rates do not match the Company’s assumptions and expectations; that very low or no production rates are achieved; that the Company is adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates; risks related to the threat or imposition of tariffs; volatility in market prices for oil and natural gas; the risks of the energy industry, in particular the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand; uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom; that actual production, revenues, taxes, development and capital and operating expenditures with respect to reserves will adversely vary from such estimates, and that such variances will be material; factors or uncertainties that may adversely affect either the Company’s reserves, reserves life, or the future net revenue associated with such reserves including material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations; that the Company will not achieve a comparable level of hedging going forward in respect of its existing production; that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; the ability of the Company and its subsidiaries to hold existing concessions and leases through drilling or extensions; governmental regulation, including environmental regulation, changes in energy policies or personnel administering them, nationalization, exchange and export controls and royalty and tax rates; actions taken by governmental authorities, including increases in taxes and changes in government regulations and incentive programs; risks inherent in marketing operations, including credit risk; the ability to enter into, renew and/or extend leases and/or concessions; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; uncertainty of finding reserves, developing and marketing those reserves; unanticipated operating events, including offset fracture stimulation operations by other operators, which could reduce production or cause production to be shut in or delayed and cause damage to affected wells; inability of management to identify and complete potential acquisitions and/or failure to achieve anticipated benefits from such acquisitions; termination of or failure to extend existing licenses by regulatory or governmental authorities; shut-ins of connected wells resulting from extreme weather conditions, including flooding; insufficient storage or transportation capacity; hazards such as fire, explosion, blowouts, cratering and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations; inability to add production and reserves through development and exploration activities; the possibility that government policies or laws, including laws and regulations related to the environment and the protection of sovereign interests in petroleum assets, may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; failure to obtain industry partner and other third party consents and approvals, as and when required; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; uncertainties associated with the utilization of hydraulic fracturing in relation to the Company’s existing and/or future properties; fluctuations in foreign exchange or interest rates and stock market volatility and market valuations; rising costs of labour and equipment; changes in income tax laws or changes in tax laws and incentive programs relating to the energy industry, in particular the oil and gas industry; inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions; tightening of the credit markets, global economic uncertainty, counterparty risk; equipment failures, permitting delays and delays in procurement of, or inability to procure, required equipment or personnel; labour or contract disputes; changes in the Company’s financial condition and plans or those of its co-venturers; risks related to the limit on the number of common shares that the Company is authorized to issue to 37,367,894 without approval by the shareholders of the Company, which was passed at a requisitioned special meeting of the Company’s shareholders on November 25, 2025; risks and uncertainties associated with securing necessary regulatory approvals, including the risk that the Company or its subsidiaries are not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required; the risk that the Company is unable to access required capital on acceptable terms, or at all; inability of management to execute its business plan; general economic conditions in Canada and the United States; and the other factors discussed in the Company’s public filings, including those set out under “Risk Factors” in the Company’s AIF, filed as Exhibit 99.1 to this Annual Report. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities laws.

PRINCIPAL DOCUMENTS

The following documents, filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively, are hereby incorporated by reference into this Annual Report:

(a)	Annual Information Form of Kolibri Global Energy Inc. for the fiscal year ended December 31, 2025.

(b)	Management’s Discussion and Analysis of Kolibri Global Energy Inc. for the fiscal year ended December 31, 2025.

(c)	Audited Annual Consolidated Financial Statements of Kolibri Global Energy Inc. for the fiscal years ended December 31, 2025, and December 31, 2024.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (Collectively, IFRS Accounting Standards). Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the years ended December 31, 2025, and 2024 are attached hereto as Exhibit 99.3 to this Annual Report and incorporated by reference herein.

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

(c) Management’s Annual Report on Internal Control Over Financial Reporting. Management, with the participation of its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 240.15d-15(f) under the Exchange Act). The Company uses the 2013 Internal Control - Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission as the basis for assessing its internal control over financial reporting. Management has determined that the Company’s internal control over financial reporting was effective as at December 31, 2025.

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

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

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

There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2025. If there is an amendment to the Code, or if a waiver of the Code is granted to any of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website within five business days of the amendment or waiver and such information will remain available for a twelve-month period. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report.

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

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Pre-Approval Policies and Procedures” on page 39 of the AIF, which is attached as Exhibit 99.1 to this Annual Report and incorporated by reference herein. The fees for services rendered by BDO USA, P.C. and, the Company’s former independent registered public accounting firm, Marcum LLP, during the years ended December 31, 2025 and 2024, are set forth on page 40 of the AIF. All fees have been pre-approved by the Audit Committee and therefore none of the services therein were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, which are not otherwise discussed in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2025, filed as Exhibit 99.2 to this Annual Report.

MINE SAFETY DISCLOSURE

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

The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2026

KOLIBRI GLOBAL ENERGY INC.

By:	/s/ Gary Johnson
Name:	Gary Johnson
Title:	Chief Financial Officer

EXHIBIT INDEX

The following documents are being incorporated by reference or filed with the Commission as Exhibits to this Annual Report:

Exhibit No.	Description
97.1	Incentive Compensation Clawback Policy (Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 40-F of Kolibri Global Energy Inc. filed with the Commission on May 3, 2024).
99.1	Annual Information Form for the fiscal year ended December 31, 2025.
99.2	Management’s Discussion and Analysis for the year ended December 31, 2025.
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2025, and 2024.
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Consent of BDO USA, P.C.
99.9	Consent of Netherland, Sewell & Associates, Inc.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Calculation Linkbase
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Definition Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL and contained in Exhibit 101)